SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated September 23, 2013

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TRANSLATION

Autonomous City of Buenos Aires, September 23, 2013

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Resignations and replacements

on the Board of Directors of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Buenos Aires Stock Exchange Rules, to which effect we hereby inform you that the Board of Directors of the Company considered and resolved, in its meeting on September 23, 2013, to accept the resignations tendered by Messrs. Walter Fernando Vázquez and Ricardo Dardo Esquivel from the offices of Director and Alternate Director for Class D, respectively, in both cases for strictly personal reasons.

Additionally, and in accordance with the provisions of Article 258 of the Corporations Law 19,550 and Art. 13 of the Company’s Bylaws - Vacancies -, the members of the Supervisory Committee designated for Class D shares proceeded to fill the vacancy in the Board of Directors described in the previous paragraph by naming Mr. Rodolfo Manuel Lafalla as Director for Class D shares.

Enclosed is a duly updated roster of members of the Board of Directors.

Yours faithfully,

Gabriel E. Abalos

Market Relations Officer

YPF S.A.

YPF S.A.

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

TRANSLATION

Members of the Board of Directors of YPF S.A.

Office	Name	Representative of	Term	Character
President of the Board of Directors, CEO and Executive Vice President	Miguel Matías Galuccio	Class D	One fiscal year	Non-Independent
Director	Axel Kicillof	Class A	One fiscal year	Independent
Director	Jorge Marcelo Soloaga	Class D	One fiscal year	Non-Independent
Director	Gustavo Alejandro Nagel	Class D	One fiscal year	Non-Independent
Director	Oscar Alfredo Cretini	Class D	One fiscal year	Independent
Director	Roberto Ariel Ivovich	Class D	One fiscal year	Independent
Director	Rodolfo Manuel Lafalla	Class D	One fiscal year	Independent
Director	Raúl Eduardo Ortiz	Class D	One fiscal year	Independent
Director	Héctor Walter Valle	Class D	One fiscal year	Independent
Director	Rodrigo Cuesta	Class D	One fiscal year	Non-Independent
Director	José Iván Brizuela	Class D	One fiscal year	Independent
Director	Sebastián Uchitel	Class D	One fiscal year	Independent
Director	Nicolás Marcelo Arceo	Class D	One fiscal year	Non-Independent
Director	Fernando Raúl Dasso	Class D	One fiscal year	Non-Independent
Director	Luis García del Río	Class D	One fiscal year	Independent
Director	Carlos María Tombeur	Class D	One fiscal year	Independent
Director	Nicolás Eduardo Piacentino	Class D	One fiscal year	Independent
Alternate	Patricia María Charvay	Class A	One fiscal year	Independent
Alternate	Sergio Pablo Antonio Affronti	Class D	One fiscal year	Non-Independent
Alternate	Carlos Héctor Lambré	Class D	One fiscal year	Independent
Alternate	Francisco Ernesto García Ibañez	Class D	One fiscal year	Independent
Alternate	José Carlos Blassiotto	Class D	One fiscal year	Independent
Alternate	Armando Isasmendi (h)	Class D	One fiscal year	Independent
Alternate	Cristian Alexis Girard	Class D	One fiscal year	Non-Independent
Alternate	Javier Leonel Rodríguez	Class D	One fiscal year	Non-Independent
Alternate	Jesús Guillermo Grande	Class D	One fiscal year	Non-Independent
Alternate	Carlos Agustín Colo	Class D	One fiscal year	Non-Independent
Alternate	Almudena Larrañaga Ysasi Ysasmendi	Class D	One fiscal year	Independent

Gabriel E. Abalos

Market Relations Officer

YPF S.A.

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 24, 2013	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer

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